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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 18)*
GenCorp Inc.

(Name of Issuer)
Common Stock, $.10 par value

(Title of Class of Securities)
368682 10 0

(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	368682 10 0
SCHEDULE 13G

1	NAMES OF REPORTING PERSONS GenCorp Retirement Savings Plan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ohio

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,075,531

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		5,075,531

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,075,531

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	EP

SCHEDULE 13G
Item 1.

(a)	Name of Issuer:
GenCorp Inc.

(b)	Address of Issuer’s Principal Executive Offices:
Highway 50 & Aerojet Road
Rancho Cordova, California 95742

Mailing Address:
P.O. Box 537012
Sacramento, California 95853-7012
Item 2

(a)	Name of Person Filing:
GenCorp Retirement Savings Plan (the “Plan”)

(b)	Address or Principal Business Office:
P. O. Box 537012
Sacramento, California 95853-7012

(c)	Citizenship:
Ohio

(d)	Title of Class of Securities:
Common Stock, $ .10 par value

(e)	CUSIP Number:
368682 10 0
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b), check whether the person filing is a:

(a) ☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)

(b) ☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

(c) ☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

(d) ☐	Investment Company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8)

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

(f) ☑	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G)

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)
Item 4.	Ownership:

(a)	Amount Beneficially Owned:
5,075,531

(b)	Percent of Class:
8.7%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 5,075,531

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 5,075,531
Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
The Plan is a voluntary savings plan for eligible employees of GenCorp Inc. and certain of its subsidiaries. Employees who elect to participate in the Plan may select one or more of twenty investment options for the contributions, one such option being a fund investing solely in GenCorp shares. All matching company contributions are initially allocated to the GenCorp stock fund. Under the terms of the Plan, Fidelity Management Trust Company (the “Trustee”) receives dividends on shares held in the fund and is required to invest and reinvest the principal and income of the fund in GenCorp shares. Participating employees ultimately receive such benefits as result from the performance of the fund upon their election to take a distribution of their allocated shares from the fund.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable
Item 8.	Identification and Classification of Members of the Group:
Not applicable
Item 9.	Notice of Dissolution of Group:
Not applicable
Item 10.	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
Signature:
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 6, 2009

By:	/s/ Kathleen E. Redd
Name:	Kathleen E. Redd
Title:	Chief Financial Officer of GenCorp Inc., on behalf of The GenCorp Retirement Savings Plan